PAUL, WEISS, RIFKIND, WHARTON & GARRISON
SOLICITORS AND INTERNATIONAL LAWYERS
寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE

04054009

SUPPL

Rule 12g3-2(b) File No. 82-34792

December 29, 2004

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0317, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

David C. Zeiden

Enclosure

ANNEX A

Date	Description
December 21, 2004	Announcement Regarding Disclosure Pursuant to Rule 13.09 of the Listing Rules

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT
DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

The Existing Agreement has been due for negotiation between the Group and China Mobile. According to the Group's net profit derived from 161 Mobile Chat in the recent months and taking into account of the proposal which is currently being discussed and that the new arrangement may not be finalized, it is expected that the Group's monthly net profit derived from the business of 161 Mobile Chat will be substantially reduced by an amount in the region of RMB4 million. The reduction could have a material impact on the Group's future results of operations.

As the existing technical support agreement between the Group and China Mobile in respect of its offering of a mobile value-added service called 161 Mobile Chat has been due for negotiation, the Group is negotiating a new arrangement with China Mobile. Based on the discussion with China Mobile, it is expected that if the Group is able to conclude a new arrangement with China Mobile, the Group will only be entitled to a pre-determined monthly maintenance fee, as opposite to the fee sharing arrangement which is applicable under the Existing Agreement.

According to the Group's net profit derived from 161 Mobile Chat in the recent months and taking into account of the proposal which is currently being discussed and that the new arrangement may not be finalized, it is expected that the Group's monthly net profit derived from the business of 161 Mobile Chat will be substantially reduced by an amount in the region of RMB4 million. As the Group's net profit derived from 161 Mobile Chat represented approximately 10% and 16%, respectively, of the Group's net profit for the year ended 31 December 2003 and the half year ended 30 June 2004, the Company considers that the reduction in the net profit derived from the business of 161 Mobile Chat could have a material impact on the Group's future results of operations.

The Group will continue to develop and promote existing and new value-added services, including online games, online advertising and other value-added services and products to generate new sources of revenues. The Company believes that this may minimize the financial impact due to the reduction in the Group's monthly net profit derived from the business of 161 Mobile Chat.

Shareholders of the Company and investors should exercise caution when dealing in the shares in the Company.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, unless the context otherwise requires, the following words and expressions have the following meanings:

"161 Mobile Chat"	means	the mobile value-added service offered by China Mobile and called 161 Mobile Chat as referred to in page 87 of the prospectus of the Company dated 7 June 2004;
"China Mobile"	means	China Mobile Communications Corporation and its subsidiaries;
the "Company"	means	Tencent Holdings Limited;
the "Existing Agreement"	means	the technical support agreement between the Group and China Mobile made in December 2001 as supplemented by an agreement made in October 2002;
the "Group"	means	the Company, its subsidiaries and companies consolidated for accounting purposes;
the "Listing Rules"	means	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited; and
the "PRC"	means	the People's Republic of China.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 21 December 2004

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Ma Huateng and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.